

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2020

Xinyu Jiang
Chief Financial Officer
Dynamic Shares Trust
401 W. Superior St., Suite 300
Chicago, IL 60654

> **Re: Dynamic Shares Trust**
> **Registration Statement on Form S-1**
> **Filed on May 8, 2020**
> **File No. 333-238098**

Dear Mr. Jiang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 8, 2020

Summary, page 2

1. Please consider including a recent developments section in the Summary, as applicable, to address any recent events having a material impact on the Trust or an investment in the Fund.

Risk Factors, page 14

2. Please evaluate your risk factor headings to ensure that each clearly and specifically states the material risk to investors that is a consequence of the condition or uncertainty that you identify. Readers should be able to read the risk factor headings and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you.

3.   We note your disclosure under the headings "National Disaster/Epidemic Risk" and "Current assumptions and expectations could become outdated..." Please revise your risk factor section to address the specific impact of current events on the Trust. In addition, and as applicable, please update your hypothetical disclosures in light of such events and explain how they could affect an investment in the Fund. Please also expand your disclosure regarding risks related to your intention to have a constant one-month rolling short position in first and second month VIX Futures Contracts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance